SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NET 1 U.E.P.S. TECHNOLOGIES, INC.
---------------------------------
(Name of Issuer)

Common Stock
------------
(Title of Class of Securities)

64107N206
 ---------
  (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of, more than five percent of the class of, securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 64107N206

1		NAME OF REPORTING PERSON AND SS OR IRS IDENTIFICATION NO. OF
PERSON

Fred Alger Management, Inc.		13-2510833
Fred M. Alger III		###-##-####

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
New York, New York

	5	SOLE VOTING POWER
SHARES		2,239,000
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		-0-
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH		2,239,000

	8	SHARED DISPOSITIVE POWER
-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,239,000

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.29%

12		TYPE OF REPORTING PERSON*

Fred Alger Management, Inc.		IA
Fred M. Alger III		HC

SCHEDULE 13G

ITEM	1(A).	NAME OF ISSUER:
NET 1 UEPS TECHNOLOGIES INC

ITEM	1(B).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
President Place, 4th Floor
Cnr. Jan Smuts and Bolton Road
Rosebank, Johannesburg, South Africa

ITEM	2(A).	NAME OF PERSON FILING:
		1.	Fred Alger Management, Inc.
		2.	Fred M. Alger III

ITEM	2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
RESIDENCE:
		1.	111 Fifth Avenue, New York, NY 10003
		2.	111 Fifth Avenue, New York, NY 10003

ITEM	2(C).	CITIZENSHIP:
		1.	New York
		2.	St. Kitts

ITEM	2(D).	TITLE OF CLASS OF SECURITIES:
Common Stock

ITEM	2(E).	CUSIP NUMBER:
64107N206

ITEM	3.	THE PERSON FILING IS A:
Investment Distributor and Investment Distributor Control
Person.

SCHEDULE 13G

ITEM 4(A).	AMOUNT BENEFICIALLY OWNED:
2,239,000

ITEM 4(B).	PERCENT OF CLASS:
5.29%

ITEM 4(C).	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(1) sole power to vote or to direct the vote
2,239,000

(ii) shared power to vote or to direct the vote
-0-

(iii) sole power to dispose or to direct the disposition of
2,239,000

(iv) shared power to dispose or to direct the disposition of
-0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be
the beneficial owner of more than five percent of the class
of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

n/a

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

n/a

SCHEDULE 13G

ITEM	8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
		Fred Alger Management, Inc.	IA
		Fred M. Alger III	HC

ITEM	9.	NOTICE OF DISSOLUTION OF GROUP.

ITEM	10.	CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Hal Liebes
-------------------------------
Hal Liebes
Executive Vice President
DATE: January 9, 2006

By: /s/ Frederick A. Blum
-------------------------------
Frederick A. Blum,
Attorney-in-Fact
DATE: January 9, 2006